UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.2)

Brooke Capital Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

31848M 40 9

(CUSIP Number)

Keith Bouchey, President and Chief Executive Officer

Brooke Corporation

8500 College Boulevard

Overland Park, KS 66210

(913) 383-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Brooke Corporation IRS # 48-1009756
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 6,856,467
8. Shared Voting Power: 0
9. Sole Dispositive Power: 6,856,467
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,856,467
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 80.9%
14.	Type of Reporting Person (See Instructions): CO

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, this Amendment No. 2 amends the Schedule 13D/A dated January 31, 2007. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the previously-filed Schedule 13D and Schedule 13D/A.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D/A relates is the common stock, $0.01 par value per share (the “Common Stock”), of Brooke Capital Corporation, a Kansas corporation (“Brooke Capital”). At Brooke Capital’s annual meeting of shareholders held on June 7, 2007, the shareholders approved an amendment to the bylaws to change the name of the company from “First American Capital Corporation” to “Brooke Capital Corporation.”

Item 2. Identity and Background

Brooke Corporation (“Brooke Corp.”) is a Kansas corporation, with its principal executive offices located at 8500 College Boulevard, Overland Park, Kansas 66210.

Set forth on Schedule A attached hereto is the following information for each officer, director, and controlling shareholder of Brooke Corp.:

(a)	The name of each executive officer, director and controlling shareholder of Brooke Corp.;

(b)	The residence or business address of each executive officer, director and controlling shareholder;

(c)	The present principal occupation or employment of each executive officer and director;

(d)	The name, principal business address of any corporation or other organization where such employment is conducted, in each case, as of the date hereof;

(e)	Whether or not, during the last five (5) years, such person has been convicted in a criminal proceeding (excluding traffic violations or semi-misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

(f)	Whether or not, during the last five (5) years, such person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, the decree or final order joining violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with any respect to such law; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

(g)	The citizenship of each executive officer, director and controlling shareholder of Brooke Corp.

Item 3. Source and Amount of Funds or Other Consideration

Brooke Corp. entered into the Agreement and Plan of Merger, dated as of August 31, 2007, as amended (the “Merger Agreement”), among Brooke Capital and Brooke Franchise Corporation (“Brooke Franchise”). Under the Merger Agreement, Brooke Franchise, a wholly-owned subsidiary of Brooke Corp., was merged with and into Brooke Capital, with Brooke Capital remaining as the surviving corporation. At the closing dated November 15, 2007, Brooke Corp. contributed to Brooke Capital all of the outstanding stock of Brooke Franchise in exchange for consideration equal to and consisting of 5,000,000 shares of Brooke Capital common stock.

Item 4. Purpose of the Transaction

Brooke Corp. exchanged all outstanding shares of Brooke Franchise Corporation in exchange for 5,000,000 shares of common stock of Brooke Capital in order to complete the strategic organizational changes that were meant to establish Brooke Corp. as an umbrella parent company with ownership in two separate and distinct publicly-traded entities. The corporate reorganization provides the avenue for liquidity and future capital raising opportunities of Brooke Franchise and Brooke Capital should the need arise.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

6,856,467 shares of common stock or 80.9% of Brooke Capital’s common stock outstanding.

(b)	Number of shares of Common Stock over which Reporting Person has

(i)	sole power to vote or direct the vote:	6,856,467

(ii)	shared power to vote or direct the vote:	0

(iii)	sole power to dispose or direct the disposition of:	6,856,467

(iv)	shared power to dispose or direct the disposition of:	0

(c)	Brooke Corp. has not conducted any transactions that have affected the class of securities reported on within the past sixty days other than those identified herein relating to the closing of the merger transaction described above and purchases of Common Stock as reported on Form 4.

(d)	Not applicable.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 16, 2007

BROOKE CORPORATION

By:	/s/ Keith E. Bouchey
Keith E. Bouchey, President and Chief Executive Officer

SCHEDULE A

BROOKE CORPORATION EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING SHAREHOLDERS

The following is a list of each executive officer, director and controlling shareholder of Brooke Corporation. During the last five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or semi-misdemeanors) or has had a decree or final order entered against them with respect to federal or state securities laws.

Name & Address**	Business Information	Citizenship or Place of Organization
Robert D. Orr	Director and Chairman of the Board	U.S.A.

Leland G. Orr	Director, Vice Chairman of the Board, Chief Financial Officer and Assistant Secretary	U.S.A.

Keith E. Bouchey	Director, President and Chief Executive Officer	U.S.A.

John L. Allen 100 Main Street Cincinnati, OH 45202	Director	U.S.A.

Joe L. Barnes 108 East Third Street Smith Center, KS 66967	Director	U.S.A.

Mitchell G. Holthus 4517 N.141st Street Basehor, KS 66007	Director	U.S.A.

Derrol D. Hubbard 73-405 El Paseo, #32-D Palm Desert, CA 92260	Director	U.S.A.

Michael S. Lowry	President and Chief Executive Officer, Brooke Credit Corporation	U.S.A.

Anita Larson	Chairman of the Board and Chief Operating Officer, Brooke Credit Corporation	U.S.A.

Kyle L. Garst	Chairman of the Board and Chief Executive Officer, Brooke Capital Corporation	U.S.A.

Brooke Holdings, Inc. 210 West State Street Phillipsburg, KS 67661	Shareholder	Kansas corporation

**	If no address is indicated above, the address is 8500 College Boulevard, Overland Park, KS 66210.

The present principal occupation of each non-employee Director is listed as follows:

John L. Allen has been a director since January 2001. Mr. Allen has been the Chief Operating Officer of the Cincinnati Reds since 1999 located at 100 Main Street, Cincinnati, Ohio 45202.

Joe L. Barnes has been a director since April 2003. Dr. Barnes is a practicing family physician within the Smith County Family Practice in Smith Center, Kansas located at 108 East Third Street, Smith Center, Kansas 66967.

Mitchell G. Holthus has been a director since April 2006. Mr. Holthus has been the “Voice of the Kansas City Chiefs” NFL football team since 1994. He has also been a play-by-play sportscaster of Missouri Valley Conference collegiate basketball games from 1996 through the 2006-2007 season. He served as the President of the National Sportscasters and Sportswriters Association from 2004 until 2006 and currently owns his own business featuring talent, marketing and motivational programs and services. His eponymous business is located at 4517 N.141st Street, Basehor, Kansas 66007.

Derrol D. Hubbard has been a director since January 2001. Mr. Hubbard currently serves in various management capacities with several real estate, gaming and venture capital companies. Since 1998, his primary responsibilities have been as Real Estate Development Manager for R.D. Hubbard Enterprises, Inc. located at 73-405 El Paseo, #32-D, Palm Desert, California 92260. Mr. Hubbard is also President of DDH Enterprises, LLC, Double D Real Estate, Inc., H & H Development, LLC, Pinnacle Development, LLC, Pinnacle Development II, all of which are real estate businesses and several of which are involved in residential development around the Bighorn Golf Course in Palm Desert, California. Mr. Hubbard is also Vice President of HBH Investments, LLC, which makes venture capital investments, and is managing member of New Mexico Gaming, LLC, which operates and distributes gaming machines in New Mexico.